Exhibit 12.1

Ducommun Incorporated

Ratio of Earnings to Fixed Charges

Dollars in Thousands

	Year Ended December 31,					Six Months Ended
	2010	2009	2008	2007	2006	July 2, 2011	July 3, 2010

Earnings:
Income (Loss) Before Taxes	$24,663	$13,760	$17,049	$27,255	$18,088	$(4,124)	$8,431
Fixed charges	3,185	3,842	2,342	3,505	3,651	2,221	1,266

Earnings	$27,848	$17,602	$19,391	$30,760	$21,739	(1,903)	$9,697

Fixed charges:
Interest expense	$1,805	$2,522	$1,242	$2,395	$2,601	$1,531	$596
Amortized premiums and discounts	—	—	—	—	—	—	—
Estimate of interest within rental expense	1,380	1,320	1,100	1,110	1,050	690	670

Total of Fixed Charges	$3,185	$3,842	$2,342	$3,505	$3,651	$2,221	$1,266

Ratio of earnings to fixed charges	8.7x	4.6x	8.3x	8.8x	6.0x	— (1)	7.7x

(1)	For the six months ended July 2, 2011, earnings were insufficient to cover fixed charges by $4,124.